UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Speed Commerce, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number)

Jeffrey B. Zisk
5346 Surrey Circle
Dallas, Texas 75209
(214) 632-4498

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey B. Zisk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,851,315
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,851,315
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,851,315*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*Amount includes 1,457,117 shares held by the Jennifer Kate Partnership, LP, and 364,323 shares held by the Zisk Family Partnership, LP, of which Mr. Zisk may be deemed to have beneficial ownership.

Item 1.  Security and Issuer.

This Amendment No.4 to Schedule 13D (this “Amendment”) relates to the shares of Common Stock, no par value (the “Common Stock”), of Speed Commerce, Inc., a Minnesota corporation (the “Issuer” or “Navarre”). The principal executive offices of the Issuer are located at 1303 E. Arapaho Road, Richardson, Texas 75081.

Item 2.  Identity and Background.

(a)	Name: Jeffrey B. Zisk

(b)	Address: 5346 Surrey Circle, Dallas, Texas 75209

(c)	Present principal occupation and name, principal business and address of employer: Self-employed consultant, 5346 Surrey Circle, Dallas, Texas 75209.

(d)	Mr. Zisk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Zisk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zisk is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

On November 20, 2012, Jeffrey B. Zisk acquired shares of Common Stock through a merger of the former SpeedFC Inc. (a Delaware corporation, the “Predecessor SpeedFC”) with and into a wholly owned subsidiary of the Issuer (now named Speed Commerce, Inc., a Minnesota corporation, “Speed”) pursuant to that certain Agreement and Plan of Merger dated September 27, 2012, as subsequently amended on October 29, 2012, June 26, 2013, and September 29, 2014 (collectively, the “Merger Agreement”), by and among various parties including the Issuer and Mr. Zisk. On November 20, 2012, all of the holders of shares and options of Predecessor SpeedFC exchanged all of their equity interests for cash and shares of Common Stock in the transaction. In particular and in exchange for all of his ownership, Mr. Zisk, received approximately $10,141,770 in cash and 8,596,923 shares of Common Stock. In addition, two partnerships also received shares in the transaction, of which shares Mr. Zisk is deemed to have beneficial ownership: (i) the Jennifer Kate Partnership, LP received approximately $1,520,143 in cash and 1,281,373 shares of Common Stock; and (ii) the Zisk Family Partnership, LP received approximately $380,036 in cash and 320,343 shares of Common Stock. The shares received in connection with the closing of the merger on November 20, 2012 were valued at $1.4624 per share.

Pursuant to the Merger Agreement, certain contingent amounts of cash and shares of Common Stock have been issued (and certain cash amounts will continue to be issuable) to all of the holders of shares and options of Predecessor SpeedFC related to the achievement of certain performance metrics by Predecessor SpeedFC for the twelve months ended December 31, 2012. Navarre determined that a portion of the first earn-out payment was earned, and on February 26, 2013, Navarre issued a total of an additional approximately $998,788 in cash and 1,770,097 shares of Common Stock to the holders of shares and options of Predecessor SpeedFC. In connection with this earn-out payment: (i) Mr. Zisk received approximately $500,143 in cash and 886,292 shares of Common Stock; (ii) the Jennifer Kate Partnership, LP received approximately $74,203 in cash and 131,518 shares of Common Stock; and (iii) the Zisk Family Partnership, LP received approximately $18,576 in cash and 32,924 shares of Common Stock. Per the terms of the Merger Agreement, the shares of Common Stock received in connection with the first earn-out portion related to the merger were valued at $1.6926 per share.

Pursuant to Amendment No. 2 to the Merger Agreement, which was entered into on June 26, 2013, the parties agreed that Predecessor SpeedFC’s 2012 Adjusted EBITDA was $7,989,512 and, accordingly, the aggregate earn-out payment obligation of Navarre under the Merger Agreement is 2,360,129 shares of Common Stock and $3,994,746 in cash. As such, following the February 26, 2013 earn-out payments discussed above, Navarre’s remaining earn-out obligation under the Merger Agreement was 590,036 shares of Common Stock and $2,995,967 (plus interest of five percent per annum). On July 10, 2013, Navarre issued the remaining 590,036 shares of Common Stock to the holders of shares and options of Predecessor SpeedFC in fulfillment of Navarre’s Common Stock earn-out obligation under the Merger Agreement. In connection with this earn-out payment: (i) Mr. Zisk received 296,719 shares of Common Stock; (ii) the Jennifer Kate Partnership, LP received 44,226 shares of Common Stock; and (iii) the Zisk Family Partnership, LP received 11,056 shares of Common Stock. Per the terms of the Merger Agreement, the shares of Common Stock received in connection with the second earn-out portion related to the merger were valued at $1.6926 per share. The remaining earn-out cash obligation was to be paid in equal quarterly installments beginning October 1, 2013 and ending February 2016.

Amendment No. 3 to the Merger Agreement resolved certain items by reducing the consideration under the Merger Agreement in the aggregate amount of $1,300,000 and by providing mutual releases in connection with certain outstanding claims.

            The description contained in this Item 3 of the transactions contemplated by the Merger Agreement, as amended, is not complete, and is qualified in its entirety by the full text of the Merger Agreement and its amendments, copies of which are filed, respectively, as Exhibits 7.1 and 7.2 to the Schedule 13D filed by Mr. Zisk on November 30, 2012, Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 26, 2013, and Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 3, 2014, and are incorporated by reference into this Amendment.

This Amendment No. 4 is being filed to reflect Mr. Zisk’s sales of a total of 3,460,574 shares Common Stock in multiple transactions over the course of a four-day period from April 28, 2015, through May 1, 2015 (the “Open-Market Sales”).

Item 4.  Purpose of Transaction.

(a)-(b) The information contained in Item 3 is incorporated by reference herein. As described in Item 3 above, Mr. Zisk acquired the earn-out shares of Common Stock as a portion of the contingent consideration payable in the merger transaction described above. As part of the consideration and pursuant to the remaining earn-out provisions set forth in the Merger Agreement, Mr. Zisk (and the other equityholders) may receive additional cash from the Issuer. Following the payment of the second earn-out portion, and the Open-Market Sales, Mr. Zisk beneficially owns 7,851,315 shares of Common Stock or 9.93% of the outstanding shares of Common Stock (as of May 1, 2015, based upon a total of 79,048,843 outstanding shares of Common Stock as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on April 16, 2015), including the 590,036 shares issued with the earn-out described herein).

(c) Not applicable.

(d) Also as part of the merger, Mr. Zisk was hired to serve as the President of Speed, and he and M. David Bryant were appointed to the Issuer’s Board of Directors. Pursuant to the Merger Agreement and Mr. Zisk’s employment agreement with the Issuer (the “Employment Agreement”), Messrs. Zisk and Bryant were initially to serve for a one year term, and then be nominated for re-election to the Board at the 2013 Annual Meeting, so as to serve an aggregate term of three years. Additionally, their Board membership remained contingent upon certain employment, non-competition and stock ownership requirements, the violation of which could result in their individual, or in some cases, joint, removal as directors, and with respect to Mr. Zisk, potential termination of his employment. Under the terms of his Employment Agreement, Mr. Zisk was eligible to participate in the Issuer’s Annual Management Incentive Plan, under which he received additional equity compensation.
Mr. Zisk retired as the Issuer’s President of E-Commerce on February 4, 2015, and resigned as a member of the Issuer’s Board of Directors on April 2, 2015.

While all of the Predecessor SpeedFC equityholders, including Messrs. Zisk and Bryant, acquired shares in connection with the merger transaction, Mr. Zisk disclaims membership in a group.

The description contained in this Item 4 of the transactions contemplated by the Employment Agreement is not complete, and is qualified in its entirety by the full text of the Employment Agreement, a copy of which was filed as Exhibit 7.3 to the Schedule 13D filed by Mr. Zisk on November 30, 2012, and is incorporated by reference into this Amendment.

(a)-(j) Mr. Zisk intends to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions and other developments.  As a part of such evaluation, Mr. Zisk may participate in meetings or hold discussions with the Issuer's management, other shareholders and other persons in which he may express his views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Depending upon, among other things, the factors set forth above, Mr. Zisk reserves the right to (i) dispose of all or part of his investment in the Common Stock at any time, (ii) acquire additional shares of Common Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, (v) meet with or engage one or more third parties as advisors or lenders in connection with any of the foregoing, or (vi) take any other action with respect to the Issuer.

Except as set forth in this Item 4, Mr. Zisk has no present plans or proposals with respect to the Issuer that relate to or that would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

 Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, Mr. Zisk may be deemed to beneficially own 7,851,315 shares of Common Stock.  Mr. Zisk’s beneficially owned shares represent 9.93% of the outstanding shares of Common Stock (based upon a total of 79,048,843 outstanding shares of Common Stock as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on April 16, 2015).

Mr. Zisk may be deemed to be the beneficial owner of 7,851,315 shares of Common Stock, consisting of:

(i)	6,029,875 held by him directly, or 7.63% of the outstanding shares of Common Stock;

(ii)	1,457,117 shares of Common Stock held by the Jennifer Kate Partnership, LP, or 1.84% of the outstanding shares of Common Stock; and

(iii)	364,323 shares of Common Stock held by the Zisk Family Partnership, LP, or 0.46% of the outstanding shares of Common Stock.

As the general partner of the Jennifer Kate Partnership, LP, Mr. Zisk has sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 1,457,117 shares of Common Stock held by the Jennifer Kate Partnership, LP. As general partner of the Zisk Family Partnership, LP, Mr. Zisk has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 364,323 shares of Common Stock held by the Zisk Family Partnership, LP. The address for the Jennifer Kate Partnership, LP and the Zisk Family Partnership, LP are the same as for Mr. Zisk.

(c) Mr. Zisk has not effected any transaction in Common Stock during the past 60 days, except for the Open-Market Sales, and as otherwise disclosed herein. As of the date hereof, Mr. Zisk owns no other shares of Common Stock other than those set forth in this Item 5.

(d) Except as described in this Amendment No.4 to Schedule 13D, no person other than each respective record owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain provisions of the Merger Agreement are briefly described in Item 3 and Item 4 above, such description being incorporated in this Item 6 by reference. The summary of the Merger Agreement in this Amendment No. 4 to Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Employment Agreement is described in Item 3 and Item 4, such summary being incorporated in this Item 6 by reference. The summary of the Employment Agreement in this Amendment No. 4 to Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Employment Agreement.

Except as described in this Amendment No. 4 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zisk or, to the best of his knowledge, any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

The following are Exhibits to this Amendment No. 4 to Schedule 13D:

Exhibit 7.1
Agreement and Plan of Merger, dated as of September 27, 2012, by and among Navarre Corporation, SFC Acquisition, Co., Inc., SpeedFC, Inc., the Predecessor SpeedFC equityholders and Jeffrey B. Zisk (incorporated by reference from Exhibit 7.1 to Schedule 13D filed by Mr. Zisk on November 30, 2012, to which this is Amendment No. 4).

Exhibit 7.2
Amendment No. 1 to Agreement and Plan of Merger dated October 29, 2012 (incorporated by reference from Exhibit 7.2 to Schedule 13D filed by Mr. Zisk on November 30, 2012, to which this is Amendment No. 4).

Exhibit 7.3
Form of Employment Agreement by and between Navarre Corporation and Jeffrey B. Zisk (incorporated by reference from Exhibit 7.3 to Schedule 13D filed by Mr. Zisk on November 30, 2012, to which this is Amendment No. 4).

Exhibit 7.4	Amendment No. 2 to Agreement and Plan of Merger dated June 26, 2013 (incorporated by reference from Exhibit 2.1 to Navarre’s Current Report on Form 8-K filed June 26, 2013).

Exhibit 7.5	Amendment No. 3 to Agreement and Plan of Merger dated September 29, 2014 (incorporated by reference from Exhibit 2.1 to Navarre’s Current Report on Form 8-K filed October 3, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ Jeffrey B. Zisk
Jeffrey B. Zisk

Dated: May 5, 2015